Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

March 31, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 31, 2022The Nasdaq Stock Market LLC (the "Exchange") received from Clinigence Holdings, Inc. (to be named Nutex Health Inc.) (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, $0.001 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts